Mail Stop 3561



February 24, 2006

Chester Ku, President
Glass Wave Enterprises, Inc.
Suite 800-885 West Georgia Street
Vancouver, British Columbia, Canada V6C 3H1

      RE:  Glass Wave Enterprises, Inc. ("the company")
              Amendment No. 4 to Registration Statement on
              Form SB-2
              Filed January 31, 2006
              File No.  333-125222

Dear Mr. Ku:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Our Current Business, page 25
1. We note that as of January 15, 2006, the company has entered into eight supplier agreements other than Body Energy Club and that of the eight, four are written agreements and four are based upon the supplier`s standard contractual terms. Please identify the four companies with written agreements and file the agreements are exhibits to the registration statement. Revise your exhibit index to reflect the filing of such. Also, please identify the other four companies. Outline the material provisions if applicable, of the new agreements.

Marketing, page 26
2. If known, please update the status of being listed in the DMOZ directory.

Certain Relationships and Related Transactions, page 38
3. Please update the newly added last paragraph to disclose the outstanding balance of the bridge loans as of a recent date.

Executive Compensation, page 40
4. Please update the table to January 31, 2006.

Notes to Financial Statements

Note 2.  Summary of Significant Accounting Principles

i) Revenue recognition, F-9
5. We noted your response to comment 7 as well previous comments issued and it is unclear how your accounting policy of recording sales based upon shipment of the product and then adjusting that sales amount and cost of sales for product returns that occur in the subsequent month (within the next 30 days) is in accordance with GAAP. It appears from your adjusted disclosure, that the company is unable to make a reliable estimate of product returns to record an allowance; therefore the sale of a product should not be recognized until the 30-day return period has expired. Please revise.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Angela Halac at (202) 551-3398 with any questions regarding accounting issues and you may contact Janice
McGuirk at (202) 551-3395 with any other questions.




Sincerely,



John Reynolds

Assistant Director

Cc:  William L. Macdonald, Esq.
        Via fax (604) 687-6314